September 2011 Pricing Sheet dated September 26, 2011 relating to Preliminary Terms No. 963 dated August 26, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

ELKS® Based on the Common Stock of Apple Inc. due March 26, 2012
Equity LinKed Securities (“ELKS®”)
PRICING TERMS – SEPTEMBER 26, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$17,500,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Commissions and Issue Price” below)
Pricing date:	September 26, 2011
Original issue date:	September 29, 2011 (3 business days after the pricing date)
Maturity date:	March 26, 2012
Underlying equity:	Common stock of Apple Inc.
Underlying equity issuer:	Apple Inc.
Coupon:	9.25% per annum (approximately equivalent to $0.4548 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis.
Coupon payment dates:	Monthly, on the 26th of each month, beginning on October 26, 2011.
Payment at maturity (per ELKS):	•
If the closing price has not decreased to or below the downside threshold price on any trading day from but excluding the pricing date to and including the valuation date, then you will receive an amount in cash equal to $10 per ELKS; or

•
If the closing price has decreased to or below the downside threshold price on any trading day from but excluding the pricing date to and including the valuation date, then you will receive shares of common stock of Apple Inc. in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such shares.  The value of those shares of common stock or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and may be zero.

Initial equity price:	$403.17, which is the closing price of the underlying equity on the pricing date
Downside threshold price:	$322.536, which is 80% of the initial equity price
Equity ratio:	0.02480, which is $10 divided by the initial equity price, subject to adjustment for certain corporate events affecting the underlying equity issuer.
Valuation date:	March 21, 2012, subject to adjustment for non-trading days and certain market disruption events
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP:	61760P643
ISIN:	US61760P6438
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per ELKS	$10	$0.15	$9.85
Total	$17,500,000	$262,500	$17,237,500
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor.  The lowest price payable by an investor is $9.95 per ELKS.  Please see “Syndicate Information” on page 9 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.15 for each ELKS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 963 dated August 26, 2011
Prospectus Supplement for ELKS dated February 9, 2010
Prospectus dated December 23, 2008

The ELKS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.